

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2021

Doug Logigian
Chief Executive Officer
KL Acquisition Corp
111 West 33rd Street
Suite 1910
New York , NY 10120

  Re: KL Acquisition Corp
   Form 8-K filed November 22, 2021
   File No. 001-39850

Dear Mr. Logigian:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Real Estate & Construction

cc: Anthony Pasqua